Results of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on August 31, 2006. Holders of the Fund's common shares of beneficial interest voted on the election of Trustees. Voting results with respect to the election of trustees:

                          # of Shares In Favor        # of SharesWithheld

Matthew J. Appelstein          17,629,516                   406,460
Randall C. Barnes              17,631,289                   404,687

The terms of the followingTrustees of the Fund did not expire in 2006: Steven D. Cosler, Nicholas Dalmaso, Robert M. Hamje, L. Kent Moore, Ronald A. Nyberg and Ronald E.Toupin, Jr.